SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a -16 or 15d -16 of

the Securities Exchange Act of 1934

Report on Form 6-K dated March 5, 2020

(Commission File No. 1-13202)

Nokia Corporation

Karakaari 7A

FI-02610 Espoo

Finland

(Name and address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F: ☒        Form 40-F: ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes: ☐        No: ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes: ☐        No: ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes: ☐        No: ☒

Enclosures:

•                  Stock Exchange Release: Nokia has filed its annual Form 20-F for 2019 with the U.S. Securities and Exchange Commission and published its “Nokia in 2019” annual report and its Remuneration Policy

•                  Nokia Remuneration Policy 2020 as an attachment to the Stock Exchange Release “Nokia has filed its annual Form 20-F for 2019 with the U.S. Securities and Exchange Commission and published its “Nokia in 2019” annual report and its Remuneration Policy”

•                  Stock Exchange Release: Nokia Board of Directors approved the Nokia Equity Program for 2020

STOCK EXCHANGE RELEASE
March 5, 2020

Nokia has filed its annual Form 20-F for 2019 with the U.S. Securities and Exchange Commission and published its “Nokia in 2019” annual report and its Remuneration Policy

Nokia Corporation
Stock Exchange Release
March 5, 2020 at 20:00 (CET +1)

Nokia has filed its annual Form 20-F for 2019 with the U.S. Securities and Exchange Commission and published its “Nokia in 2019” annual report and its Remuneration Policy

Espoo, Finland — Nokia has today filed its annual Form 20-F for 2019 with the U.S. Securities and Exchange Commission. Additionally, Nokia has published its “Nokia in 2019” annual report, which includes audited financial statements, the annual review by the Board of Directors and Nokia’s corporate governance statement.

The Form 20-F and “Nokia in 2019” reports will be available in PDF format at https://www.nokia.com/about-us/investors/reports-filings, along with Nokia’s past quarterly and annual financial reports. Shareholders may request a hard copy of the reports free of charge through Nokia’s website. The corporate governance statement is available also at https://www.nokia.com/about-us/investors/corporate-governance.

In addition, Nokia has published its Remuneration Policy applicable to the Board of Directors and the President and CEO. This policy will be presented to the shareholders at the Annual General Meeting 2020 and is available at www.nokia.com/agm as well as attached to this release.

About Nokia

We create the technology to connect the world. Only Nokia offers a comprehensive portfolio of network equipment, software, services and licensing opportunities across the globe. With our commitment to innovation, driven by the award-winning Nokia Bell Labs, we are a leader in the development and deployment of 5G networks.

Our communications service provider customers support more than 6.4 billion subscriptions with our radio networks, and our enterprise customers have deployed over 1,300 industrial networks worldwide. Adhering to the highest ethical standards, we transform how people live, work and communicate. For our latest updates, please visit us online www.nokia.com and follow us on Twitter @nokia.

Media Enquiries:
Nokia

Communications

Tel. +358 (0) 10 448 4900

Email: press.services@nokia.com

Katja Antila, Head of Media Relations

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Remuneration Policy 2020

This Remuneration Policy will be presented to the 2020 Annual General Meeting (AGM). The resolution is advisory, but the remuneration of the President and CEO as well as the Board of Directors shall be in line with this Policy as long as it remains in force. A Remuneration Policy will be presented to the Annual General Meeting again no later than the 2024 AGM.

Our remuneration philosophy

We compete in a global market for talent in the technology sector. In forming the Policy we take into account the views of shareholders and the needs of the company to attract, retain and motivate individuals of suitable caliber and experience to lead Nokia.

The Board of Directors regularly monitors the effectiveness of the measures used in our incentive plans to ensure that they align with and drive the strategy of the company. At the core of Nokia’s philosophy lie two principles:

•                  pay for performance and aligning the interests of employees and shareholders; and

•                  ensuring that compensation programs and policies support the delivery of the corporate strategy and create long-term sustainable shareholder value.

The incentive structure and performance metrics are determined with these principles in mind.

Consistency with Nokia’s broader employee remuneration framework

The President and CEO is compensated following similar framework as other employees, but the quantum differs due to responsibilities attached to the role. President and CEO pay reviews are set within the context of employee increases and changes within the Nokia peer group. Changes reflect not only performance but also relevant competence and skills as would be applied to any other employee in Nokia.

Communication with our shareholders

The Personnel Committee of the Board is committed to an ongoing dialogue with shareholders and seeks their views when any major changes are being made to the Remuneration Policy. The Company’s shareholders are encouraged to attend the AGM where the Policy is presented.

Remuneration governance and decision-making process

Remuneration is managed through clearly defined processes, with well-defined governance principles outlined below. In order to avoid any conflicts of interest, the Personnel Committee shall consist of independent members only.

Remuneration of the President and CEO, deputy CEO (if any), and the Board of Directors shall be in line with the Remuneration Policy presented to shareholders.

The General Meeting of Shareholders

•                  Adopts the remuneration policy and the remuneration report when required.

•                  Approves the director remuneration annually.

•                  Resolves on authorization to the Board to resolve to issue shares to settle the company’s equity-based incentive plans, grant stock options or other share-based rights.

The Board of Directors

•                  Submits remuneration related proposals to the General Meeting on the recommendation of the relevant Committees, where applicable.

•                  Approves the compensation of the President and CEO on the recommendation of the Personnel Committee.

•                  Approves incentive programs or similar arrangements that the company establishes for the President and CEO on the recommendation of the Personnel Committee.

•                  Decides on the issuance of shares (under authorization by Shareholders) to fulfill the company’s obligations under equity plans in respect of awards to be settled.

The Corporate Governance and Nomination Committee

•                  Assists the Board in discharging its responsibilities relating to director remuneration. See section “Remuneration of the Board of Directors”.

The Personnel Committee

•                  Assists the Board in discharging its responsibilities relating to the remuneration of the President and CEO, including but not limited to:

•                  preparing the remuneration policy;

•                  reviewing and recommending to the Board the goals and objectives relevant to compensation;

•                  evaluating and presenting to the Board the assessment of performance in light of those goals and objectives; and

•                  proposing to the Board the total compensation based on this evaluation.

External consultants may be used to assist in the review and determination of Board and President and CEO compensation as well as program design and provide insight into market trends and regulatory developments.

Remuneration of the President and CEO

The compensation for the President and CEO composes of the following components:

Remuneration elements	Purpose and link to strategy	Operation

Base salary	To attract and retain individuals with the requisite level of knowledge, skills and experience to lead our businesses

Base salary is normally reviewed annually taking into consideration a variety of factors, including, for example:

•    performance of the company and the individual

•    remuneration of our external peer group

•    changes in individual responsibilities

•    employee salary increases

Pension	To provide retirement benefit aligned with local country practice

Pension arrangements reflect the relevant market practice and may evolve year on year. The President and CEO may participate in the applicable pension programs available to other executives in the country of employment. Details of the actual pension arrangement will be shown in the annual Remuneration Report. The current President and the CEO participates in the Finnish statutory Employee’s Pension Act (TyEL), there is no supplementary pension plan. The retirement age is the statutory retirement age in Finland.

Short-term incentive	To incentivize and reward performance against delivery of the annual business plan

Short-term incentives are based on performance against financial year’s targets and normally paid in cash.

Performance measures, weightings and targets for the selected measures are set annually by the Board of Directors to ensure they continue to support Nokia’s short-term business strategy. These measures can vary from year to year to reflect business priorities and may include a balance of financial, key operational and non-financial measures (including but not limited to strategic, customer satisfaction, employee engagement, environmental, social, governance or other sustainability related measures). Although the performance measures and weighting may differ year on year reflecting the business priorities, but in any given year, a minimum of 60% of measures will be based on financial criteria.

Targets for the short-term incentives are set at the start of the year, in the context of analyst expectations and the annual plan, selecting measures that align to the delivery of Nokia’s strategy.

Performance metrics and weights are disclosed retrospectively in the annual remuneration report.

Short-term incentives are subject to the clawback (see below).

Minimum payment is 0% of base salary. Maximum payment is 281.25% of base salary.

Long-term incentive	To reward for delivery of sustainable long-term performance, align the President and CEO’s interests with those of shareholders and aid retention

Annual long-term incentive awards are normally made in shares with performance conditions attached and paid for performance against longer-term targets.

Performance measures, weightings and targets for the selected measures are set by the Board of Directors to ensure they continue to support Nokia’s long-term business strategy and financial success. Targets are set in the context of the Nokia long-term plans and analyst forecasts ensuring that they are considered both demanding and motivational. Performance metrics and weights are set for each year’s plan and will consist of at least 60% financial measures. Performance metrics and weights are disclosed retrospectively in the annual remuneration report. Shares will normally become unrestricted after three years.

Long-term incentives are subject to the clawback policy (see below).

Minimum payout is 0% of base salary. Maximum payout is 400% of base salary (ignoring share price movement).

Other benefits and programs	To provide a competitive level of benefits and to support recruitment and retention.

Benefits will be provided in line with appropriate levels indicated by local market practice in the country of employment and may evolve year on year. Benefits may include for example a company car (or cash equivalent), risk benefits (for example life and disability insurance) and employer contributions to insurance plans (for example medical insurance).

Additional benefits and allowances may be offered in certain circumstances such as relocation support, expatriate allowances, temporary living and transportation expenses aligned with Nokia’s mobility policy.

President and CEO is also eligible to participate in similar programs which may be offered to Nokia’s other employees such as for example co-investment plans.

Pay mix

Aligned with Nokia’s pay-for-performance remuneration principle, performance-based compensation is emphasized over fixed base salary. The chart below illustrates the President and CEO pay mix in case of maximum performance. Actual pay mix is influenced by the extent to which the performance targets set for short-term incentive and long-term incentive plan pay-outs are met, and the resulting pay mix is provided in the annual Remuneration Report.

*ignoring share price movement

Clawback

The President and CEO is subject to a clawback policy where any restatement of financial results may result in the reclaiming of amounts previously paid which had been based on numbers which have since been materially restated. Any such reclaimed amount, and the period over which payments can be reclaimed, will take into account the circumstances and duration of any misstatement. In the case of unintentional misstatement payments made within the last three years may be subject to the policy at the discretion of the Personnel Committee.

Share ownership requirement

Nokia believes that it is desirable for its executives to own shares in Nokia to align their interests with those of shareholders and to ensure that their decisions are in the long-term interest of the company.

The President and CEO is required to own three times his base salary in Nokia shares and is normally expected to achieve the requirement within five years from appointment to achieve the required level of share ownership.

Service agreement and termination provisions

The terms of the service agreement of the President and CEO shall be specified in writing and approved by the Board of Directors. The terms specify the remuneration elements as well as the payments upon termination of employment.

The service agreement of the President and CEO is typically in force for indefinite period, but it may be in force for a certain fixed period as well. New hires with an indefinite contract will be appointed on service agreement that has a notice period of not more than 12 months for both the Company and individual. In the event of a termination of employment, any payable compensation is determined in line with legal advice regarding local legislation, country policies, contractual obligations and the rules of the applicable incentive and benefit plans. Payment in lieu of notice will not typically exceed the value of 12 months’ compensation (including annual base salary, benefits, short-term incentive and pension contributions, if applicable). The treatment of equity incentive awards may depend on the circumstances of departure but generally all unvested equity incentive awards are forfeited upon termination of employment.

Change of control arrangements, if any, are based on a double trigger structure, which means that both a specified change of control event and termination of the individual’s employment must take place for any change of control-based severance payment to materialize.

Legacy arrangements

The current President and CEO(1) has a contract with a notice period of 18 months from the Company and 6 months from the President and CEO. Maximum severance payment equals up to 18 months of compensation (including annual base salary, benefits, and target incentive). Under the long-term incentive plan rules, unvested awards are forfeited after termination, unless the Board determines otherwise.

Deviations from the Remuneration Policy of the President and CEO

The Board of Directors upon recommendation of the Personnel Committee may temporarily deviate from any sections of the Policy based on its full discretion in the circumstances described below:

•                  Upon change of the President and CEO and the Deputy CEO (if applicable) in accordance with the new hire policy;

•                  Upon material changes in Company structure, organization, ownership and business (for example merger, takeover, demerger, acquisition, etc.), which may require adjustments to STI and LTI plans or other remuneration elements to ensure continuity of management, and

•                  In any other circumstance where the deviation may be required to serve the long-term interests and sustainability of the Company as a whole or to assure its viability.

In addition, change of the relevant legislation including changes in taxation may result in deviation from this Policy outside of the discretion/influence of the Company.

New hire policy

Company policy on recruitment is to offer a compensation package which is sufficient to attract, retain and motivate the individual with the right skills for the required role. When determining remuneration for a new President and CEO or Deputy CEO, the Board of Directors upon recommendation of the Personnel Committee will consider the requirements of the role, the needs of the business, the relevant skills and experience of the individual and the relevant external market for talent.

Where an individual is recruited externally for the President and CEO or Deputy CEO, we will take into account the remuneration package of that individual in their prior role. Generally, the Board of Directors will seek to align the new President and CEO’s or Deputy CEO’s remuneration package to the applicable Remuneration Policy. On occasion, Nokia may offer compensation to buy out awards or other lost compensation which the candidate held prior to joining Nokia, but which lapsed upon the candidate leaving their previous employer. Any such buy-out will be of comparable value to the arrangements forfeited and can be made in cash or shares. When determining the terms of the buy-out award, the Board of Directors may modify the terms, taking into account the structure, time horizons, value and performance targets associated with arrangements forfeited. The rationale and detail of any such award will be disclosed in the remuneration report.

Where an individual is appointed to the President and CEO or Deputy CEO as a result of internal promotion or following a corporate transaction (e.g. following an acquisition), the Board of Directors retains the ability to honor any legally binding legacy arrangements agreed prior to the individual’s appointment.

Where necessary, additional benefits may also be provided such as, but not limited to, relocation support, expatriate allowances and any other benefits which reflect local market practice and relevant legislation.

Remuneration of the Board of Directors

Under regulations applicable to Nokia, the shareholders resolve annually on director remuneration based on a proposal made by the Board of Directors on the recommendation of the Corporate Governance and Nomination Committee. The Remuneration Policy shall not restrict the shareholders’ ability to resolve on director remuneration.

For its recommendation on director remuneration, the Corporate Governance and Nomination Committee considers the Company’s Corporate Governance Guidelines in force at the time of the proposal. The Committee also reviews the remuneration for the Chair and members of the Board against international companies of similar size and complexity

(1)  On March 5, 2020 when this Policy is published.

in order to ensure that Nokia is able to attract and retain Board members from diverse backgrounds with relevant skills and international experience to oversee the company strategy with emphasis on long-term value creation.

It should be noted that Nokia and its business are exposed to various risks and uncertainties and certain statements herein that are not historical facts are forward-looking statements. These forward-looking statements reflect Nokia’s current expectations and views of future developments and include statements preceded by or including “believe”, “expect”, “expectations”, “consistent”, “deliver”, “maintain”, “strengthen”, “target”, “estimate”, “plan”, “intend”, “assumption”, “focus”, “continue”, “should”, “will” or similar expressions. These statements are based on management’s best assumptions and beliefs in light of the information currently available to it. Because they involve risks and uncertainties, actual results may differ materially from the results that we currently expect. Factors, including risks and uncertainties that could cause such differences can be both external, such as general economic and industry conditions, as well as internal operating factors. Other unknown or unpredictable factors or underlying assumptions subsequently proven to be incorrect could cause actual results to differ materially from those in the forward-looking statements. We do not undertake any obligation to publicly update or revise forward-looking statements, whether as a result of new information, future events or otherwise, except to the extent legally required.

Nokia Corporation
Stock Exchange Release
March 5, 2020 at 13:30 (CET +1)

Nokia Board of Directors approved the Nokia Equity Program for 2020

Espoo, Finland - Nokia announced today that its Board of Directors has approved the company’s equity program for 2020 which is designed to support and align the participants’ focus with Nokia’s strategy and long-term success. In line with previous years, the Nokia Equity Program for 2020 consists of a performance share plan, a restricted share plan and an employee share purchase plan.

Performance share plan 2020

Nokia uses performance shares as the main long-term incentive instrument for executives and other eligible employees. The plan intends to effectively contribute to the long-term value creation and sustainability of the company and align the interests of the executives and employees with those of Nokia’s shareholders.

The 2020 Performance Share Plan has a three-year plan period with the company’s total shareholder return (TSR) used as the basis of the plan’s performance metric. How many Nokia shares will be delivered on pay-out, if any, depends on the Company’s share price growth, plus any dividends paid during the plan period, compared to pre-set TSR targets.

If Nokia’s TSR does not exceed the threshold target, no 2020 Performance Share Plan participant will receive any settlement. In the event that the Company’s share price growth, plus any dividends paid during the plan period, achieves or exceeds the maximum TSR target, awards under the 2020 plan could result in an aggregate maximum settlement of 88 million Nokia shares.

Restricted Share Plan 2020

Restricted shares are granted to Nokia’s executives and other eligible employees on a more limited basis than Performance Shares for purposes related to retention and recruitment to ensure Nokia is able to retain and recruit vital talent for the future success of the company.

Under the 2020 Restricted Share Plan, the restricted shares are divided into three equal tranches, each tranche consisting of one third of the restricted shares granted. The first tranche has a one-year restriction period, the second tranche a two-year restriction period, and the third tranche a three-year restriction period. On an exceptional basis, the Personnel Committee of the Board of Directors may, in its discretion, approve shorter aggregate restriction periods of no less than 18 months from the date of grant.

The awards under the 2020 Restricted Share Plan could result in an aggregate maximum settlement of 4.5 million Nokia shares.

Employee Share Purchase Plan 2020

Under the employee share purchase plan, the eligible Nokia Group employees may elect to make contributions from their monthly net salary to purchase Nokia shares. The 2020 Employee Share

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Purchase Plan is planned to be offered to Nokia employees in up to 73 countries, provided that there are no significant local regulatory or administrative restraints in relation to the plan. Participation in the plan is voluntary.

The share purchases are intended to be made at market value on pre-determined dates on a quarterly basis during a 12-month period. Nokia intends to deliver one matching share for every two purchased shares that the participant still holds on July 31, 2021.

The aggregate maximum amount of contributions that employees can make during the plan cycle commencing in 2020 is approximately EUR 60 million. Accordingly, based on the matching ratio of one matching share for every two purchased shares, the number of matching shares would be approximately 8.2 million, calculated using the closing share price of EUR 3.65 on Nasdaq Helsinki on February 27, 2020.

Dilution effect

As of February 28, 2020, the aggregate maximum number of shares that could be issued under Nokia’s outstanding equity programs, assuming the performance shares would be delivered at maximum level, represented approximately 1.63 per cent of Nokia’s total number of shares (excluding the shares owned by Nokia Corporation). The potential maximum number of shares that could be issued under the Equity Program 2020 represents approximately an additional 1.79 percentage points, assuming delivery at maximum level for performance shares and the delivery of matching shares against the maximum amount of contributions of approximately EUR 60 million under the Employee Share Purchase Plan.

About Nokia

We create the technology to connect the world. Only Nokia offers a comprehensive portfolio of network equipment, software, services and licensing opportunities across the globe. With our commitment to innovation, driven by the award-winning Nokia Bell Labs, we are a leader in the development and deployment of 5G networks.

Our communications service provider customers support more than 6.4 billion subscriptions with our radio networks, and our enterprise customers have deployed over 1,300 industrial networks worldwide. Adhering to the highest ethical standards, we transform how people live, work and communicate. For our latest updates, please visit us online www.nokia.com and follow us on Twitter @nokia.

Media Enquiries:

Nokia
Communications
Tel. +358 (0) 10 448 4900
Email: press.services@nokia.com
Katja Antila, Head of Media Relations

Investor Enquiries:

Nokia Investor Relations
Tel. +358 4080 3 4080
Email: investor.relations@nokia.com

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FORWARD-LOOKING STATEMENTS

It should be noted that Nokia and its businesses are exposed to various risks and uncertainties and certain statements herein that are not historical facts are forward-looking statements. These forward-looking statements reflect Nokia’s current expectations and views of future developments and include statements regarding: A) expectations, plans or benefits related to our strategies, growth management and operational key performance indicators; B) expectations, plans or benefits related to future performance of our businesses and any expected future dividends including timing and qualitative and quantitative thresholds associated therewith; C) expectations and targets regarding financial performance, cash generation, results, the timing of receivables, operating expenses, taxes, currency exchange rates, hedging, cost savings, product cost reductions and competitiveness, as well as results of operations including targeted synergies, better commercial management and those results related to market share, prices, net sales, income and margins; D) expectations, plans or benefits related to changes in organizational and operational structure; E) expectations regarding competition within our market, market developments, general economic conditions and structural and legal change globally and in national and regional markets, such as China; F) our ability to integrate acquired businesses into our operations and achieve the targeted business plans and benefits, including targeted benefits, synergies, cost savings and efficiencies; G) expectations, plans or benefits related to any future collaboration or to business collaboration agreements or patent license agreements or arbitration awards, including income to be received under any collaboration or partnership, agreement or award; H) timing of the deliveries of our products and services, including our short term and longer term expectations around the rollout of 5G, investment requirements with such rollout, and our ability to capitalize on such rollout; as well as the overall readiness of the 5G ecosystem; I) expectations and targets regarding collaboration and partnering arrangements, joint ventures or the creation of joint ventures, and the related administrative, legal, regulatory and other conditions, as well as our expected customer reach; J) outcome of pending and threatened litigation, arbitration, disputes, regulatory proceedings or investigations by authorities; K) expectations regarding restructurings, investments, capital structure optimization efforts, uses of proceeds from transactions, acquisitions and divestments and our ability to achieve the financial and operational targets set in connection with any such restructurings, investments, capital structure optimization efforts, divestments and acquisitions, including our current cost savings program; L) expectations, plans or benefits related to future capital expenditures, reduction of support function costs, temporary incremental expenditures or other R&D expenditures to develop or rollout software and other new products, including 5G and increased digitalization; M) expectation regarding our customers’ future capital expenditure constraints and our ability to satisfy customer concerns; and N) statements preceded by or including “believe”, “expect”, “expectations”, “consistent”, “deliver”, “maintain”, “strengthen”, “target”, “estimate”, “plan”, “intend”, “assumption”, “focus”, “continue”, “should”, “will” or similar expressions. These forward-looking statements are subject to a number of risks and uncertainties, many of which are beyond our control, which could cause actual results to differ materially from such statements. These statements are based on management’s best assumptions and beliefs in light of the information currently available to it. These forward-looking statements are only predictions based upon our current expectations and views of future events and developments and are subject to risks and uncertainties that are difficult to predict because they relate to events and depend on circumstances that will occur in the future. Factors, including risks and uncertainties that could cause these differences include, but are not limited to: 1) our

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 strategy is subject to various risks and uncertainties and we may be unable to successfully implement our strategic plans, sustain or improve the operational and financial performance of our business groups, correctly identify or successfully pursue business opportunities or otherwise grow our business; 2) general economic and market conditions, general public health conditions (including its impact on our supply chains) and other developments in the economies where we operate, including the timeline for the deployment of 5G and our ability to successfully capitalize on that deployment ; 3) competition and our ability to effectively and profitably invest in existing and new high-quality products, services, upgrades and technologies and bring them to market in a timely manner; 4) our dependence on the development of the industries in which we operate, including the cyclicality and variability of the information technology and telecommunications industries and our own R&D capabilities and investments; 5) our dependence on a limited number of customers and large multi-year agreements, as well as external events impacting our customers including mergers and acquisitions; 6) our ability to maintain our existing sources of intellectual property-related revenue through our intellectual property, including through licensing, establishing new sources of revenue and protecting our intellectual property from infringement; 7) our ability to manage and improve our financial and operating performance, cost savings, competitiveness and synergies generally, expectations and timing around our ability to recognize any net sales and our ability to implement changes to our organizational and operational structure efficiently; 8) our global business and exposure to regulatory, political or other developments in various countries or regions, including emerging markets and the associated risks in relation to tax matters and exchange controls, among others; 9) our ability to achieve the anticipated benefits, synergies, cost savings and efficiencies of acquisitions; 10) exchange rate fluctuations, as well as hedging activities; 11) our ability to successfully realize the expectations, plans or benefits related to any future collaboration or business collaboration agreements and patent license agreements or arbitration awards, including income to be received under any collaboration, partnership, agreement or arbitration award; 12) Nokia Technologies’ ability to protect its IPR and to maintain and establish new sources of patent, brand and technology licensing income and IPR-related revenues, particularly in the smartphone market, which may not materialize as planned, 13) our dependence on IPR technologies, including those that we have developed and those that are licensed to us, and the risk of associated IPR-related legal claims, licensing costs and restrictions on use; 14) our exposure to direct and indirect regulation, including economic or trade policies, and the reliability of our governance, internal controls and compliance processes to prevent regulatory penalties in our business or in our joint ventures; 15) our reliance on third-party solutions for data storage and service distribution, which expose us to risks relating to security, regulation and cybersecurity breaches; 16) inefficiencies, breaches, malfunctions or disruptions of information technology systems, or our customers’ security concerns; 17) our exposure to various legal frameworks regulating corruption, fraud, trade policies, and other risk areas, and the possibility of proceedings or investigations that result in fines, penalties or sanctions; 18) adverse developments with respect to customer financing or extended payment terms we provide to customers; 19) the potential complex tax issues, tax disputes and tax obligations we may face in various jurisdictions, including the risk of obligations to pay additional taxes; 20) our actual or anticipated performance, among other factors, which could reduce our ability to utilize deferred tax assets; 21) our ability to retain, motivate, develop and recruit appropriately skilled employees; 22) disruptions to our manufacturing, service creation, delivery, logistics and supply chain processes, and the risks related to our geographically-concentrated production sites; 23) the impact of litigation, arbitration, agreement-related disputes or product liability allegations associated with our business; 24) our

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ability to re-establish investment grade rating or maintain our credit ratings; 25) our ability to achieve targeted benefits from, or successfully implement planned transactions, as well as the liabilities related thereto; 26) our involvement in joint ventures and jointly-managed companies; 27) the carrying amount of our goodwill may not be recoverable; 28) uncertainty related to the amount of dividends and equity return we are able to distribute to shareholders for each financial period; 29) pension costs, employee fund-related costs, and healthcare costs; 30) our ability to successfully complete and capitalize on our order backlogs and continue converting our sales pipeline into net sales; and 31) risks related to undersea infrastructure, as well as the risk factors specified on pages 60 to 75 of our 2018 annual report on Form 20-F published on March 21, 2019 under “Operating and financial review and prospects-Risk factors” and in our other filings or documents furnished with the U.S. Securities and Exchange Commission. Other unknown or unpredictable factors or underlying assumptions subsequently proven to be incorrect could cause actual results to differ materially from those in the forward-looking statements. We do not undertake any obligation to publicly update or revise forward-looking statements, whether as a result of new information, future events or otherwise, except to the extent legally required.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Nokia Corporation, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 5, 2020	Nokia Corporation

	By:	/s/ Esa Niinimäki
	Name:	Esa Niinimäki
	Title:	Deputy Chief Legal Officer, Corporate